                                                                EXHIBIT (a)(11)

                                    [LOGO]

FOR IMMEDIATE RELEASE                        Contact: Mr. Eric J. Lomas
                                                          212-759-9080

                                                      Mr. Gilles Guinchard
                                                          305-446-8000

                       REXEL, INC. TO CONSIDER PROPOSAL
              FOR ACQUISITION OF MINORITY INTERESTS BY REXEL S.A.

  CORAL GABLES, Fla., August 29, 1997--Rexel, Inc. (RXL) announced that its Board of Directors has received a proposal for consideration from Rexel S.A. (PARIS:CDM) for the acquisition of minority interests.

  Under the terms proposed, Rexel S.A. would pay a price of US$19.50 per share to acquire the remaining outstanding shares not owned by Rexel S.A. or International Technical Distributors, Inc. (collectively, "Rexel S.A. Group").

  Rexel Inc.'s Board of Directors has established a special committee of independent directors to consider the terms of the offer, with the assistance of outside legal and investment counsel.

  Rexel S.A. Group currently owns approximately 50.6 percent of Rexel, Inc. with the balance of shares largely held by money managers and other institutional shareholders.

  Rexel, Inc. is a major electrical supplies distributor in the U.S. Rexel S.A. is headquartered in Paris, France. Rexel S.A., operating through its affiliated companies, including Rexel, Inc., is the largest electrical supplies distributor in the world with operations in 17 countries.